Contact

www.linkedin.com/in/andrewmamalfitano (LinkedIn)
www.boulderrescue.org (Other)
www.amalficore.com (Company)

Top Skills

Strategy
Leadership
Management

Certifications

Certified Level I Professional Continuity Practioner

Associate Business Continuity Professional

Publications

First Aid in Schools

Andrew Amalfitano

President & COO, Team Wildfire - PYRONEMESIS Inc.
Longmont, Colorado, United States

Summary

Experienced senior manager with 30+ years of corporate and start-up leadership.
Expertise in building companies, coaching, team leadership to achieve business goals and mission success.
Evangelist for the science of learning.
Belief in the value of volunteerism.
On a mission to save lives and property.

Specializing in operations management, enabling people to drive projects to success; adept at operating in culturally diverse environments, building and successfully implementing learning and education programs, driving operational efficiency and cost optimization, engaging and supporting customers, coaching and mentoring leaders, and delivering initiatives in business continuity and disaster preparedness.

Andy is an experienced senior manager with both corporate and entrepreneurial accomplishments. Broad business and operational expertise focused on accelerating company functions to achieve goals with measurable outcomes.

Experience

Team Wildfire at PyroNemesis
President & COO
December 2021 - Present (1 year 5 months)
Boulder, Colorado, United States

AmalfiCORE, LLC
Executive Business Consultant
December 2007 - Present (15 years 5 months)
Boulder, CO

Senior management consultant providing guidance and services that enable process excellence through leadership of best practice initiatives, development of organizational change strategies, and management of profit drivers.
* Specializing in talent and program management.
* Business process consultant for a leading global manufacturer of power transmission and fluid products; led the globalization of HR functions; developed talent management strategy and implementation action plan.
* Management of the business transition for a global learning company
* Executive adviser to board of directors to drive corporate improvement initiatives with a focus on organizational assessments and strategy, business continuity management, safety training programs, and implementation of human resources best practices.
* Creator of centers of excellence in learning, HR, BPO.
* Developer of funding research strategies.
* Builder of marketing strategy and implementation plans.

Specialize in helping organizations understand and identify risks and be prepared for business impact due to emergencies and disasters. Delivered guidance and tools to implement viable planning and strategic learning solutions.
Contact me at: 720.220 6466,
Andrew@AmalfiCORE.com

iCarnegie Global Learning-Carnegie Mellon
Vice President Global Operations
February 2011 - October 2015 (4 years 9 months)
Pittsburgh PA

Responsible for company operations, global program management office, client engagement and major accounts management, professional services, and the successful delivery of training products and learning services across the iCarnegie portfolio.

Developed learning products functional team responsible for instructional design, curriculum development, and delivery through LMS.

Managed program level planning, implementation, issue and risk mitigation, and communication of our strategic intent. These actions produced efficient delivery of our product and service solutions resulting in high customer satisfaction and repeat business.

Developed the strategy and directly managed the implementation of client programs and work orders across all corporate programs in Kazan, Tatarstan (Russia), Almaty and Astana Kazakhstan, Gurgaon and Delhi India, Bogota Colombia, and polytechnic universities in Mexico.

Provided direction and strategy for organizational development from early start-up phase through company transition.

Managed the merger between iCarnegie Global Learning and Robomatter in May 2015 and directly transitioned our global customers to the new organization.

Colorado Case Company
VP OEM Marketing & Business Development
January 2008 - January 2011 (3 years 1 month)
Fort Collins, CO

Sun Microsystems
Senior Director Employee & Partner Learning
September 2005 - December 2007 (2 years 4 months)
Menlo Park, CA

StorageTek Corp
10 years

Director Global Learning Solutions
2002 - 2005 (3 years)
Louisville, CO

Senior Advisory Engineering Manager
1995 - 2002 (7 years)

Education

Norwich University Graduate School
Master of Science (MS), Business Continuity Management

Fairfield University Graduate School
Master of Arts (MEd), Education

Fairfield University

Bachelor of Science (B.S.), Physics